# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crypto Co, CIK 0001688126
CUSIP: 22906C102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, MALIBU, California (CA), 90265
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001907081

## Reporting persons
- AJB Capital Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,327,069,799; shared voting power 0; sole dispositive power 1,327,069,799; shared dispositive power 0; aggregate amount beneficially owned 1,327,069,799 (9.99% of the class)
  Comment: .
  Box 5, 7, 9: Consists of (i) 463,654,236 shares of the Issuer's Common Stock, par value $0.001 per share (the "Common Stock") and (ii) 863,415,563 pre-funded warrants to purchase up to 863,415,563 shares of Common Stock, exercisable within 60 days of December 10, 2025, which are subject to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding shares of Common Stock, directly held by AJB Capital Investments LLC ("AJB Investments"). AJB Capital Managers LLC ("AJB Managers") is the manager of AJB Investments.
  
  Box 11: Based on a total of 4,774,311,278 shares of Common Stock outstanding as of November 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on November 19, 2025.
- AJB Capital Managers LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,327,069,799; shared voting power 0; sole dispositive power 1,327,069,799; shared dispositive power 0; aggregate amount beneficially owned 1,327,069,799 (9.99% of the class)
  Comment: .
  Box 5, 7, 9: Consists of (i) 463,654,236 shares of Common Stock and (ii) 863,415,563 pre-funded warrants to purchase up to 863,415,563 shares of Common Stock exercisable within 60 days of December 10, 2025, which are subject to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding shares of Common Stock, directly held by AJB Investments. AJB Managers is the manager of AJB Investments.
  
  Box 11: Based on a total of 4,774,311,278 shares of Common Stock outstanding as of November 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2025.

## Item 1. Issuer
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, SUITE 50477, MALIBU, CALIFORNIA 90265

## Item 2. Person Filing
Name of person filing: AJB Capital Investments LLC and AJB Capital Managers LLC
Address of principal business office or, if none, residence: 2455 Hollywood Blvd, Suite 311, Hollywood, Florida 33020
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AJB Investments is the direct owner of (i) 463,654,236 shares of Common Stock and (ii) 863,415,563 pre-funded warrants to purchase up to 863,415,563 shares of Common Stock, exercisable within 60 days of December 10, 2025, which are subject to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding shares of Common Stock.

AJB Managers, in its capacity as the Manager of AJB Investments, has the ability to direct the management of the business of AJB Investments including the power to vote and dispose of securities beneficially owned by AJB Investments; therefore, AJB Managers may be deemed to have indirect beneficial ownership of the securities held by AJB Investments.

AJB Managers is managed by a board of managers (the "Board of Managers") which operates by majority vote such that no individual member of the Board of Managers has voting or dispositive control over the securities held by AJB Investments. Each individual constituting the Board of Managers therefore expressly disclaims beneficial ownership of these securities.

Pursuant to Rule 13d-4 of the Exchange Act, the reporting persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person's pecuniary interest in the such securities, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each reporting person.
Percent of class:
9.99%

All calculations of percentage ownership herein are based on a total of 4,774,311,278 shares of Common Stock outstanding as of November 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2025.
Sole power to vote or to direct the vote: 1,327,069,799
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,327,069,799
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- AJB Capital Investments LLC: /s/ Ari Blaine, Ari Blaine, Authorized Manager of AJB Capital Managers LLC, its Manager (01/09/2026)
- AJB Capital Managers LLC: /s/ Ari Blaine, Ari Blaine, Authorized Manager (01/09/2026)